

Mail Stop 4631

November 8, 2017

Trevor S. Lang
Executive Vice President and Chief Financial Officer
Floor & Décor Holdings, Inc.
2233 Lake Park Drive
Smyrna, Georgia

 Re: **Floor & Décor Holdings, Inc.**
  Draft Registration Statement on Form S-1
  Submitted November 6, 2017
  CIK No. 1507079

Dear Mr. Lang:

 This is to advise you that we do not intend to review your registration statement.

 We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

 Sincerely,

 /s/ Jay Ingram

 Jay Ingram
 Legal Branch Chief
 Office of Manufacturing and
 Construction

Cc: Monica J. Shilling, Esq.
 Christopher J. Wu, Esq.